As filed with the Securities and Exchange Commission on August 29, 2012

FORM N-18F-1

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this notification of election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 29th day of August, 2012.

Attest:	PREMIER MULTI-SERIES VIT

/s/ Thomas J. Fuccillo	By:	/s/ Lawrence G. Altadonna
Name: Thomas J. Fuccillo	Name: Lawrence G. Altadonna
Title: Chief Legal Officer	Title: Treasurer and Principal Financial and Accounting Officer